Exhibit 21

Subsidiaries of the Small Business Issuer

The issuer owns 100% of the outstanding capital stock of Citizens First Bank, Inc., a Kentucky banking corporation, incorporated in 1999. Citizens First Bank, Inc. does business under the name "Citizens First Bank".